EXHIBIT 99.5
Wipro Limited
Investors/Analysts conference Call
January 18, 2006
6.45 PM Indian Standard Time
Moderator
Ladies and gentlemen, thank you for standing by, and welcome to the Wipro’s Earnings call for the period ending December 31, 2005. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session with instructions being given at that time. If you require assistance during the call, please press * then 0. As a reminder, this conference is being recorded, and now I would like to turn the conference over to our host from Wipro’s management, Mr. Sridhar Ramasubbu, please go ahead.
Sridhar Ramasubbu
Thanks Jerry, and thanks everyone for joining us for Wipro’s third quarter results and earnings call for the quarter ended December 2005. I take this opportunity to wish you all a very Happy New Year. I am taking this call from India and have communicated both my US as well as India mobile numbers for any exigencies. Jatin and Lan from the IR team join me in conveying a warm welcome to all of you. With us today we have Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, CFO, and other members of senior management team including the business unit heads. I hope you have had an opportunity to review the press release we issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji would share his perspective beginning with an overview of our results and Suresh will take you through the financial highlights of this quarter. As a reminder, when we discuss our results today in today’s call some of the issues we discuss maybe forward looking and I would like to advise you that these statements may be subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are disclosed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour, the entire earnings call proceedings are being archived, and transcripts would be made available after the call at www.wipro.com.
I am online on e-mail and if you have any specific questions which you are unable to ask, please send me an e-mail and we will address those questions as well at the end of the Q&A, so with that let me turn over the call to Mr. Azim Premji, Chairman — Wipro.
Azim Premji
Good morning to all of you all. At the outset let me wish you all a very Happy New Year and a very Happy New Year to your families. By now you would have seen results for the quarter ended December 31, 2005. While the management team would be happy to answer your queries, I would like to take some time before that to share our thoughts on performance and prospects.

What made the quarter special was the fine balance we achieved between delivering short-term results and building a long-term sustainable business. In terms of quarterly results, all our major business segments recorded robust growth rates in revenue and profits. We crossed two significant milestones this quarter. One, our IT business crossed Rs.100 billion annual run rate and our global IT business surpassed 50,000 landmark in employee strength. Revenues in our global IT business at $473 million was ahead of our guidance of $463 million. The IT services business continued to witness broad based growth across verticals, across geographies, and across service lines. Our financial solutions and technology businesses delivered yet another quarter of double-digit sequential growth. Our differentiated services such as testing, technology infrastructure management and enterprise application services, continued to grow ahead of overall growth rates.
We added 61 new clients organically, the highest ever customer add. Demonstrating the robustness of our business model not only did we absorb the impact of compensation revision for our offshore team, but improved our operating margins.
Our business process outsourcing business, which has been a subject of much discussion, delivered sequential revenue growth, improved operating margins, increased billable team size, and one strategic assignment from customer. Over the last couple of quarters, our BPO business has demonstrated consistent improvements, reinforcing our confidence that Wipro BPO is capable of leading industry growth even though growth in the near term maybe muted.
Our India, Middle East, and Asia Pacific IT business recorded year on year revenue growth of 19%. We also improved business profitability in this segment, so the profit before interest and tax grew faster at 45%.
The Wipro Consumer Care and Lighting and Wipro infrastructure engineering businesses also turned in good performances.
In terms of a longer term perspective, we built a stronger platform for growth in our product engineering business and banking solution business through the acquisition of NewLogic in Austria and mPower in US and India. Our investments in account management continued to pay off. The top 10 customers in our global IT business grew ahead of the market growth rate. We continue to see improvements in our customer mining efforts. Apart from increasing the number of million-dollar customers sequentially to 210, we now have three customers with a revenue run rate in excess of $50 million. With the NewLogic acquisition and the planned facility in Romania, we are expanding our geographical footprint.
Looking ahead, the two questions that drive our business remain unchanged. How do we deliver superior solutions to our customers and how do we deliver sustainable value to our stakeholders? The answers to these questions lie in devising strategies that anticipate emerging challenges and opportunities and relentless focus on execution that converts strategies to business results by constantly improving operating productivity.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty
A very good morning to all of you in US, and good evening to all of you in India. A very Happy New Year.
I will touch upon a few areas in our performance and financials that would be of interest to you all. Let me start giving the composition of our growth. During the quarter ended December 31, 2005, we had a sequential dollar revenue growth of 9.9% in our global IT services business, which comprised of 10.6% revenue growth in the IT services, and a 3.6% growth in the revenues from BPO services. The 10.6% growth in services component was driven by a 12.7% growth in the volume of business offset by a 0.1% and 3.6% decline in the realization of work performed offshore and onsite projects respectively. The decline in realization was due to the impact of lower number of working days and not due to any change in pricing with the customers. Additionally, revenues for the quarter include $1.3 million from the acquisition of mPower Inc, the results of which have been consolidated effective December 1, 2005. The results of NewLogic, however, have been consolidated effective December 28, 2005. Our head count at the end of this quarter includes 351 and 120 employees from mPower and NewLogic acquisitions respectively.
On the forex front realization rate for the quarter ended December 31, 2005, was up at Rs. 44.79 from Rs. 43.93 in the previous quarter. As at the period end we have approximately $600 million of hedges at rates between 44.25 and 45.50.
We affected an increase of 12% in compensation for our offshore team effective November 1, 2005. The gross impact of the increase was 1.2% on OM for the quarter. OM for the quarter was also adversely impacted by decline in price realization and lower utilization due to gross addition of over 4,500 people, although strong volume growth, higher portion of offshore work, and other operational improvements helped absorb these charges and improve operating margins by 60 basis points.
Capital employed at Wipro Limited level comprises of cash and cash equivalent of Rs. 25,402 million as on December 31, 2005. Excluding this cash, return on capital employed for the quarter was 66%. With a view to provide investors the performance of the organic business as distinct from acquisition we have effective quarter ended December started showing the performance of acquired business as a separate sub segment. This is in line with our articulated policy to show critical acquisitions as a separate sub segment for a period of two to four quarters.
For the quarter ended March 2006, we expect volume led growth with broadly stable price realizations. The guidance for the quarter is based on organic revenue of approximately $500 million and revenues from acquisitions of approximately $10 million. Operating margins of the organic business for the next quarter would be impacted by the full impact of increase in compensation for offshore team and the proposed compensation revision for onsite team effective January 1, 2006. However, we hope to substantially mitigate this through operational levers and expect the organic operating margins to move in a narrow range. The operating margins for our acquisitions will in the near term be less than that of the global IT segment. We expect the acquisitions to deliver profitability in line with the segment profitability over few quarters.

Also I want to clarify at this stage that all our press releases and the statements that we have released also have numbers which are given in dollars which typically are at convenient translation, which means all the rupee numbers had been converted to dollars based on the closing rate on December 31, 2005. Since the closing rate on December 31, 2005, between rupees and US dollar was lower than the average, the dollar numbers are little overstated as compared to an average rate realization. So, because you will all find multiple numbers when we talk about in the press releases and the segment reports we thought we will clarify this point and hope it does clarify.
We will now be glad to take questions.
Moderator
Thank you. Ladies and gentlemen, if you wish to ask a question, please press * then 1 on your touchtone phone. You will hear a tone indicating you have been placed in queue and you may remove yourself from queue at any time by pressing the “£” key. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if you would like to ask a question, please press *1 at this time.
Our first question comes from the line of Mayank Tandon of Janney Montgomery Scott. Please go ahead.
Mayank Tandon
Thank you. Good morning, a very good quarter. I wanted to just first ask you about some comments that your competitors have made regarding maintaining a larger bench over time to have flexibility to service larger deal opportunities. How do you think about that, should we expect any depletion in the utilization rate as we move forward as you go after these larger opportunities?
Sudip Banerjee
If you look at our bench, we have in the last few quarters although stated that we would like to keep sufficient people available for the opportunities which come in, and so our utilization is, and our bench numbers have that fine line drawn between them. Each quarter we look at it and then decide how much we would be requiring on the bench for the business that is to come. So at this point in time we are comfortable with the numbers that we have, and we have planned adequately for any of the business that is expected in the fourth quarter.
Mayank Tandon
Okay. And as you go after these larger deals also are you seeing a shift in your service mix to more higher end offerings, does that creates more lumpiness in your revenue stream, and if so, how do you deal with that?
Girish Paranjpe
We have been fairly well represented in our revenues by various service lines that we have, and to that extent we do not foresee any major skewing happening as a result of any particular deal.

I think people who had different mix in their service lines maybe expecting something along those lines.
Suresh Senapaty
Also what happens is, in Wipro while we do lot of recruitment from the campus we also have a fairly strong engine to be able to hire from a lateral basis. So whenever there are requirements, typically the cycle time to be able to do a lateral hiring is much much lower than that of campus, and hence we are always able to leverage that to be able to expand as and when we need higher head count in a shorter time.
Azim Premji
Also a point to make here is that our utilization going forward will improve and that will in no way effect our requirement of people for growth.
Mayank Tandon
And the improvement will come from, is that just a function of more productivity or the change in mix?
Azim Premji
No, we had a very large inflow of campus people in the last two quarters of the calendar year 2005, and it was little beyond our capacity to absorb them in terms of actual jobs, so a lot of the extra drop you see in utilization was primarily contributed by campus recruitments.
Senapaty
In terms of the training requirement for the campus is little longer than when we do lateral hires, and that is why bench tends to be, or utilization tends to drop, which then picks up in the following quarter.
Mayank Tandon
Sure.
Senapaty
And also the campus hiring are in quarter two and quarter three of a fiscal year ending March.
Mayank Tandon
And finally if you could just provide some more color around the margin impact next quarter, you mentioned about the impact, the full impact of wage hikes, also so some, you know, maybe cost related to the acquisitions, you could maybe provide some more color on that that would be very helpful for models? Thank you.

Suresh Senapaty
You know, like we said we had given a compensation increase effective November 1, 2005, so consequently last quarter had the impact only for two months, whereas the current quarter will have for full three months, and similarly we are going to give a compensation increase effective January 1, 2006, to our onsite employees though will be a much smaller percentage than what it was in the offshore. Both these, plus we are also seeing so far a rupee-dollar is concerned little bit of softening of the exchange rate for the current quarter as compared to the last quarter. Given these three down sides, I think the other levers that we are wanting to look at is offshore mix, we are looking at the utilization improvement, and visa fees will continue to be, and any other cost management areas, I think there are multiple such areas we are looking at to be able to sort of make sure that on an organic operating margin we should be moving in a narrow range.
Mayank Tandon
I have one final question. In terms of currency impact on the operating margins, if you exclude the forex loss related to the depreciation, what was the impact quarter over quarter, that is, December quarter over the September quarter, any impact on margins if you back out the hedge related item?
Suresh Senapaty
Actually if you look at the exchange we did not have any significant difference between quarter two and quarter three on account of exchange change.
Mayank Tandon
Okay, thank you.
Suresh Senapaty
Because we generally have a hedging policy with a view to be able to reduce this volatility and that has helped us in ensuring that.
Moderator
Okay, thank you. Our next question comes from line of Julio C. Quinteros,, from Goldman Sachs. Please go ahead.
Julio C. Quinteros
Suresh, it maybe just little bit helpful if you can maybe decompose the components that you discussed in terms of the operating margin improvement, you talked about utilization, you talked about the impact of wage hikes as a negative, can you give us maybe some basis point impact, or from the basis point, perhaps you can give us a sense on what the impact was?

Suresh Senapaty
Right, if you look at the US GAAP we had an EBIT of 23.8% quarter 2 and it switched to 24.5% in quarter 3. So if you look at some of the, downside has been our rate reduction, like we said while the coupon rate with the customer have not changed, it is because of the number of working days it did reflect as a rate realization reduction which is about 1.3%. Plus, we had an impact of the offshore compensation increase which had an impact of 1.2%, and overall utilization drop for the reasons Mr. Premji explained because of the hiring about 0.7%.
The benefits we have been able to get to neutralize that or in fact offset much more is that onsite mix change, which means more we do offshore it enhances operating margins. Similarly, in quarter three, we did not have any Visa fees etc., which were there in the previous quarters. We have also improved the bulge, which means the mix of people we have in our offshore team or in our overall team where you have lesser experience versus a higher level of experience, it changes the compensation structure, cost structure of per person, and we have been able to improve over a period of time from 35% to 42% for the people who are less than three years experience, that has helped us gain some margin. Similarly on the cost management initiatives whether it is telecom or depreciation, we got some advantages. Some rationalization on the SG&A side we got some 30 basis points. Another big factor was we saw a 350 basis point expansion in the operating margin for our BPO business that also on an overall Wipro Technology or the global IT business level did advantage of about 30 basis points. Apart from that, there are another 30 basis points on account of other miscellaneous things in terms of some exchange accounting within the US and the India GAAP, certain revenue recognition stuff, and that is how we got an expansion of about 60 basis points.
Julio C. Quinteros
That is great. Maybe if we can go back to the BPO business. Can you talk about the composition of the BPO business, obviously you are winning new work, is the type of work that you are winning changing, meaning are you moving away from voice-based call center work to transaction based work?
Azim Premji
Let me request Kurien, Chief executive of our Wipro BPO to take that question.
T. K. Kurien
Let me answer the question in just one sentence. The answer is really, yes. All the six deals that we have won this quarter have been exactly in that space, in the transaction processing space, and most of them have been in the back office area. Basically financial account and procurement are the two main areas.
Julio C. Quinteros
What is the mix, where is the voice versus non-voice mix currently standing?

T. K. Kurien
The way we look at it, we have changed a little bit the way we look at it because what we find is when we takeover back office work too we have a certain voice component. So when we takeover a process, we take over some element of voice that comes along with the process. To give you an example, if you take over the procure and pay process, what would end up happening is that you would probably make calls to suppliers and it is very difficult to decompose that component from the overall process. So we have changed that a little bit in the way we look at it, but overall as we stand, it is strongly, we are pretty much in line with what we had given as some kind of an indicator a couple of quarters ago of bringing our voice component down to 60%, we are pretty much down that path right now.
Julio C. Quinteros
Okay. And maybe back to Suresh, Suresh can you just give us a sense on what the, I think you said what the exact acquisition contribution was that you expected in the fourth quarter, can you repeat that please?
Suresh Senapaty
Yes. Among the guidance of about $510 million that we have given for the current quarter, we expect about 10 million dollars to come from two acquisitions that we have announced. Last quarter we have reported $1.3 million in our $473 million, that is the acquisition revenue because it was, one of the acquisitions was consolidated effective December 1, 2005. So we will have the three months consolidation this quarter, and similarly NewLogic will have its full quarter impact from January onwards in the current quarter. We expect that revenue to be about $10 million against last quarter of about $1.3 million.
Julio C. Quinteros
Okay, and what would be the sequential growth for those acquisitions as you go forward, any sense on how fast we are expected to grow on a Q over Q basis?
Suresh Senapaty
We would expect a decent growth at least in line with the company if not higher, but at least we have to allow us about 90 to 180 days in terms of complete integration before the growth engine gets turbocharged.
Julio C. Quinteros
Okay great. And finally from me, as we go back and look at the announcement with the mPower acquisition, there is also some expectation that there would be some revenues coming on line from Master Card, can you give us the sense on how you expect those revenues to ramp up, is this included in the 10 million that you are referring to or would that be incremental?
Suresh Senapaty

No, that is also, when you talk about an mPower acquisition, yes, the customer, there is one large customer, and from that perspective the revenue of 10 million includes revenue that is going to come from that customer.
Julio C. Quinteros
Okay great, thank you very much.
Suresh Senapaty
Thank you.
Moderator
Thank you. Our next question comes from the line of Louis R. Miscioscia of Lehman Brothers, please go ahead.
Louis R. Miscioscia
Thank you. May be if you could go into little more detail as it seems that you and some of the other top Indian players are bidding...
Sridhar
Lou, can you speak up a little bit, we are not able to hear you.
Louis R. Miscioscia
Okay, hopefully this is a little bit better. My questions is that, as you offer to bid on some bigger projects and wins, CPI actually highlighted that in there recent call, how is that going to change any dynamics in your margin structure, do you have to take on some of these bigger deals at lower margins for let us say the first 12 to 18 months or do they come in at the same margin structure, and then maybe if you could if possible give a comment on General Motors?
Senapaty
Typically when you look at larger deals always you take a position of saying within the lifecycle of that project what is the kind of money you make. It is possible that in the first few months it could be a low margin and thereafter it picks up depending upon the nature of the deal because maybe the offshoring starts taking place more and more progressively or whatever that we talked about. So while whatever we have done so far it has not resulted into low margins but we cannot rule out that similar such deals could occur.
Louis R. Miscioscia
Okay, could you give me any update with GM?

Sudip Banerjee
As we mentioned earlier General Motors continues to be one of our strategic customers and at this point in time we remain one of the bidders for the 2006 outsourcing contract. No decision has been taken as yet, and as and when the decision is available from the customer side we will be happy to share the details with you.
Louis R. Miscioscia
Then on the same topic that you are getting involved in bigger deals, could you maybe mention how the pipeline has changed for you all with the bigger wins coming out over the last 12 months you know compared to where you are now, maybe in the size of the pipeline, where you were 12 months ago?
Sudip Banerjee
The question was how has the pipeline changed because of the larger deals, is that the question?
Louis R. Miscioscia
Yes.
Sudip Banerjee
Well, we have a pipeline today which consists of many of our existing customers who are giving us additional work, many of our new customers who are in our traditional space and they are giving us work which is in the same range as what we used to get earlier, and certain new opportunities which have come up because there are some large outsourcing contracts on the anvil. So our overall pipeline now consists of a healthy mix of all these three segments and that is the change from the earlier situation where most of our pipeline was based on customers whom we were already doing businesses with and very little of the other two types of customers. Having said that we have added in this quarter 61 new customers, so therefore the pipeline for the coming quarters would also reflect the business that we expect from these customers who have just got added off.
Senapaty
Just to supplement that, you know, we are addressing these large accounts not only through the large deals that we talked about in terms of application development, but we have a practice which is called total outsourcing which generally has a fairly large component of infrastructure services, that as you know we have launched quarter two quarters ago, we have a fairly decent funnel on which we are working on.
Louis R. Miscioscia
Okay, thank you.

Senapaty
But the point to be noted is all these larger deals have a larger cycle time and they are very binary in nature.
Sridhar
The differences is that with the services expansion which we had, the funnel, the whole of pipeline has changed as such. We are seeing traction in various other service lines, so to an extent it is not just ADM or R&D it is into various service lines, that is the big difference we are seeing in the last three quarters.
Moderator
Okay, thank you. Our next question comes from the line of Trip Chowdhry, FTN Midwest Securities, please go ahead.
Trip Chowdhry
Congratulations on a very good execution. A question for Premji, I was wondering this mPower acquisition seems to be very strategic in nature. I was wondering if you can walk us through the long-term benefits and how do you see this acquisition adding value to Wipro over the next say two to three years.
Azim Premji
Yes I certainly can, you know we are following an approach where primarily we are looking at acquisitions which are in a deal size at the current level which we have done for a deal size slightly more than the current level which we have done. We look at them from the point of view of certain target areas where we are having some needs to grow inorganically and be able to offer services which are more unique and differentiated in that space. The second area is that we are looking at areas which fill up our gaps and offerings and make us a more complete provider of desired services to our customer base. Areas in which we are able to improve our domain competence like we have been able to do both with the VLSI acquisition which we did of NewLogic as well as the mPower acquisition which we have done, and which we did previously of AMS and previously of NerveWire.
Trip Chowdhry
The second question I had was regarding Nasscom....
Azim Premji
Fourth area is also that we are looking at some companies particularly in the technology space that bring us a strong portfolio of intellectual properties because we think this can be a strong driver for a degree of non linearity in our prospective growth rates. We are now looking also at acquisitions in the European market because it is helping us get a footprint in a market particularly outside of UK and outside of Scandinavia and the Benelux countries. The countries like Germany and countries like France where we do not have a strong domestic presence at this point of time and the organic method of building that presence is taking significant amount of cycle time.
Girish Paranjpe
I just wanted to add on to what Mr. Premji said. From our perspective we are trying to build deep domain expertise in the payments area and acquisition of mPower is I think a great step in that direction because it really bulks us up in that particular area. We had done some organic hiring and built some in-house expertise anyway, but this acquisition actually increases our footprint, deepens our domain knowledge, also gives us access to very strong client base which we hope to leverage on a longer term basis.
Trip Chowdhry
Okay. Also I think in the month of February there is a major IT conference happening in India which is Nasscom sponsored and I believe the President of India is also going to address the IT community, I was wondering are you guys thinking this maybe the event that the Indian government may announce some incentive packages to the IT industry or any policy changes you anticipate coming out of this conference, what are your general thoughts about what the president may say?
Azim Premji
How many more incentive policies do you want for the software industry. To replace STP now with SEZ, including virtual SEZ’s, I mean that is as generous the policy as you can expect to get, and I do not think there are any other policies which are of any significance which are negative to the industry.
Trip Chowdhry
Perfect, and lastly I was thinking...
Azim Premji
I do not think you should expect that, that is not part of the agenda of expectation of Nasscom either.
Trip Chowdhry
Perfect, that clarifies it, and also lastly in terms of verticals, are you seeing any increased activity in certain vertical segments in say US versus say certain vertical a year back, are you seeing any shift in the activity levels among various verticals?

Azim Premji
I think it will be useful for us to give some response in terms of how in some of the horizontal services we are building a stronger traction, and I would request Suresh Vaswani to cover that quickly.
In terms of verticals you are seeing the fastest vertical growth rate taking place in financial solutions businesses as well as in our TMTS business, our technology and the travel area of our business, and also in our healthcare business, though healthcare business still is reasonably small, so that large growth there is in terms of multiplier a little less significant. We have also seen that we have had increased growth rates in our product engineering services and telecom service provider space where we have had for two quarters running more than double-digit growth, and there is enough wind there to keep up attractive growth rates going forward. And let me just have Suresh talk a little bit about our horizontals.
Suresh Vaswani
I will speak a bit about our differentiated IT practices, which are basically our testing services, our technology infrastructure services, as well as our package solution services. We have done extremely well in these services this quarter. We have had a growth sequentially in testing services of 20%, in infrastructure services of 16%, and in package services of 10%. We have made investments and we continue to make investments in terms of differentiating ourselves and delivering more customer value in each one of these practices. Just to give an example in testing services our solutions office focuses on building frameworks, point solutions, and tools to drive testing productivity with customers and reduce the time to market and basically deliver higher quality software. In infrastructure services recently, last quarter, we launched our next generation managed services which is all about delivering infrastructure services to customer’s business requirements as against IT SLA’s. And in enterprise application solutions we are investing strongly in the solutioning area as well as in the application outsourcing area. Forrester has rated us last quarter as being the lead system integrator, lead Indian global player in terms of leadership in global SAP roll ups. So these are practices which we are focusing on strongly and we are building good traction.
Trip Chowdhry
Thank you, congratulations on a very fabulous execution.
Azim Premji
Thank you.
Moderator
Thank you. Our next question comes from the line of Mr. Ashish Thadani from Gilford Securities, please go ahead.

Ashish Thadani
Sir good evening, nice quarter. Majority of your peers implement their annual offshore salary revision in the April timeframe, is there a reason why Wipro favors a different cycle?
Suresh Senapaty
Some of them is historical legacy in terms of how, when you started the cycle and it continuing on that basis, so it is not necessarily that everybody has to follow one particular pattern.
Azim Premji
We would also like to differentiate.
Ashish Thadani
Right, but this does not have any impact on your recruitment programs, does it?
Azim Premji
No.
Ashish Thadani
Is there any plan to perhaps revisit the timing or nothing at this time?
Suresh Senapaty
That is fairly dynamic, Ashish, in the sense that nothing can be said for sure that it will never change, but it is a constant process and we keep revisiting all the time. For example, November 1, 2005, is when we gave the compensation increase, the year before we gave it on the October 1, 2004. So that is a continuous process where we keep changing whether preponement or postponement depending upon what the market conditions are, so what is important is not the cycle that anybody follows but what is important is depending upon our requirements what is required for us to be positioning ourselves in the market.
Ashish Thadani
Right, and a question on your India and Asia Pac business, it appears that revenue might have declined quarter on quarter which was not the case last year. Is there any explanation that we should be aware of?
Senapaty
You know if you look at the revenues, overall there has been a growth of about 17%, and if you look at the service part of the revenue it has grown about 27% year-on-year, and because the services component of the Wipro Infotech is about 38%, because that is much more differentiating service that we offer to the customer, we typically use products as Trojan horse to be able to get more and more services and more and more higher level of share of the wallet in the customers and that is all growing, and that delivers better margin, that delivers better ROI, so it is a constant focus to be able to grow that service business which we have been growing.
Lan
And Ashish, this is Lan, just to supplement what did happen last year, typically quarter three is a relatively weak quarter, quarter two is a big spike in the Indian IT business, there is spike in the quarter two of the fiscal. Last year however the third fiscal quarter, we had a few very large telecom deals that we won and therefore we did not see the decline but otherwise as a trend you would find that the quarter two and quarter four of the fiscal are spike quarters for the Indian IT business.
Ashish Thadani
Okay, that is very helpful, and finally can you...
Azim Premji
We have no cause for concern, we have a very solid growth path there.
Ashish Thadani
Good, and can you site any situations where Wipro might not have won a contract, but nevertheless deflated pricing for the competition, specifically the type and size of work and any kind of price trap involved would be useful?
Suresh Senapaty
Which part of, are you talking about the global IT business, Indian IT business, which part of the business are you talking about?
Ashish Thadani
The global IT.
Suresh Senapaty
The objective is not to get the orders, but primarily reduce the price to the competition?
Ashish Thadani
Not necessarily, no, just that if that is the outcome some anecdotal evidence of that would be helpful where it might be occurring in the global IT business.
Azim Premji
No, the very fact that you are finding the large multinationals scaling up very strongly on India and similar low cost locations, resourcing bases, is the verification of the fact that there are finding that without having those advantages they cannot compete. So I think the anecdotal evidence is evident in the way they are scaling up, or desperately scaling up I should say. I do not think we need to give any isolated examples of what role we have played in trying to accelerate the process. I think we just believe that we have a very strong global delivery model which is inherent to our strategy and many of the multinationals are now trying to mimic us on that strategy.
Ashish Thadani
Okay, thank you very much, good luck.
Azim Premji
Thank you.
Moderator
Thank you, our next question comes from the line Mick Dillon of HSBC, please go ahead.
Mick Dillon
Hi, I just wanted to ask a question, how much further can you get your mix shift to move towards offshore services to protect the margin, and I guess the genesis for the question is that if I look at the acquisitions that you bought, they are potentially at lower margins, they consolidate next quarter and a wage hikes are coming through, I am just wondering is it possible for us to keep flat margins or we are going to have look for lower margins as we go forward?
Suresh Senapaty
If you look at our offshore-onsite mix, we have shown improvement over the past few quarters, but if your question is, is there scope for us to improve it further, of course there does exist scope because there has been in the past very well done, better than what we are currently doing, but it is always a case that whenever you are in the new practices, whenever you are getting the new customers it tends to start with high level of onsite business and typically when the growths are good, you know, even if you are driving more and more offshore business there will be more new onsite business, so it is a good news that we are getting new businesses, getting new good traction, etc. The second point was with respect to.
Mick Dillon
Just in terms of margins, just trying to work out how, if it was possible that we could see margins flat going forward given the acquisitions that consolidate and the wage hike because if am correct roughly 30% of your cost of sales is in onsite wages, which just went up 3-5%, so that looks like about a 100 basis points hit roughly on margins going forward, and I am just trying to work out how rather than not come immediately to the EBIT line, how we can see EBIT sustained and I assume that mix shift to offshore was the easiest lever
Suresh Senapaty
Yeah, your question was with respect to the acquisition. Now if you look at the acquisition, we have already started giving separate numbers for those acquisitions at least for two to four quarters. We are seeing that 1$.3 million that we have shown having come in already last quarter. It has a margin which is superior to the organic margins that we have, and in the current quarter we think the NewLogic one will have perhaps marginal loss and thereafter we think the margins will inch up, whereas the another acquisition which we did and which is reflected in last quarter will continue to have robust operating profit. So net-net our objective is to be transparent on the acquisition and show the separate profitability for a finite time.
Mick Dillon
I am concerned, net-net acquisitions are margin, there is no impact roughly, and then I guess just in terms of the wage hikes that you have given we should expect that you can sustain your margins in part due to the mix shift to offshore, but ultimately we should expect margins to decline as we move to the next year.
Suresh Senapaty
So far as acquisitions are concerned they would not be margin dilutive in a medium to long term, it could be for a shorter term because you go through the acquisition process, you go through intangible accounting for, and it takes few quarters for it to be nullified in terms of the synergy benefits that one gets out of those acquisitions. So consequently they will be in a shorter term margin dilutive. One that we consolidated last quarter was not, but it does not mean all the deals will be of that nature, because deal that we did there was completely offshore centric and it has a unique feature as a result of which it was not accretive nor margin dilutive. As far as the onsite compensation increase is concerned, yes, it is about 30% of our revenue, the compensation increase would be between 3 to 5% and impact of that will be adverse, but like we stated there will be other levers in terms of improvement in utilization, change in the mix, and other productivity improvements that we could achieve to be able to mitigate significant component and therefore we think that overall our operating margins would be in a narrow range.
Mick Dillon
Okay, so you expect operating margins to actually remain about flat.
Suresh Senapaty
In the organic segment, because inorganic one would be shown separately and...
Mick Dillon
That is perfect. Okay, thank you.
Azim Premji
I would also request that our investors in addition to looking at percentage operating margins also look at profit growths quarter to quarter and profit growths year to year because that is also an important parameter in terms of how we are growing and how we are performing.

Mick Dillon
Yes, thank you.
Moderator
Thank you, and our next question comes from the line of Moshe Katri from SG Cowen. Please go ahead.
Moshe Katri
Thanks, good quarter guys. My first question is for Mr. Premji, there have been a couple of initiatives internally kind of reorganizing the structure maybe I think what you have also done you have kind of flattened the pyramid in terms of, you know, on the management side of the business and you have done this pretty efficiently during the past 36 months. Can you talk about some of the results that you have been seeing since you have implemented those changes and then what does it actually mean to the amount of time that you are spending on the management side of the business as well?
Azim Premji
To answer your last question first, my workload has not increased in the past six months, so one has been able to reallocate priorities to focus on where the leverage to the stake holders is the maximum vis-a-vis my time. So that seems to have worked out well. I think in terms of what has changed or what has improved, I think you have to make that judgment based on the results which we have delivered. The results which we delivered in Q2, the results which we have delivered in Q3, and guidance which we have given for Q4 financial year. I think we are in a higher growth mindset as a company and I think we are investing more for the future, and we have certainly become more aggressive in acquisitions in terms of using them as major strategic levers for future growth, in very summary terms.
Moshe Katri
All right. And then, in that respect talking about investments, the question is for Suresh, during the past few quarters you have been investing in kind of restructuring Spectramind and the BPO business in general, are we done in that, is the investment phase kind of complete at this time, and has there been any impact on profitability from that restructuring this quarter as well, and is there any way you can specify or maybe quantify? Thanks.
Azim Premji
I would request Kurien to answer that question, he is our Chief Executive of our Wipro BPO business.
T. K. Kurien
Let me answer that question in two parts. One is from the operation side I guess the restructuring is kind of done more or less from a structure perspective. We still have a little bit of operation efficiency that we can pull out which we are working on, like always there is opportunity in everything that we see on the operation side. I think that major investment now would come on the front end because we have to accelerate growth ahead of competition and that is going to be the focus in the next couple of quarters.
Moshe Katri
So you have a couple of quarters to go, and at this point that is not operating at in terms of productivity, right?
T. K. Kurien
I am sorry...?
Moshe Katri
Productivity wise, it is still not at the level where you wanted to be?
T. K. Kurien
Absolutely not.
Azim Premji
No part of our business is at level of productivity where we want it eventually to be in terms of its potential Moshe, we are sure on that, I mean, BPO maybe a little more extreme example but it applies right across the company.
Moshe Katri
Great, thank you very much. Nice quarter.
Moderator
Thank you again. Ladies and gentleman if you would like to ask a question please press *1. Now we have followup question from Julio C. Quinteros, of Goldman Sachs, please go ahead.
Julio C. Quinteros
This question is actually a followup to Suresh, when you were making comments about the composition of the pipeline it sounded like you said that there were some changes, can you just review those changes, and more important I guess I wanted to make sure that you did not say that the work, the composition was changing towards bigger accounts, maybe you can just rehash those comments please?
Suresh Senapaty
Actually the comments were made by somebody else, but let me try to recap in short...

Julio C. Quinteros
I am sorry, I mean, Banerjee was actually the guy who made the comments.
Suresh Senapaty
Exactly, so why not I ask him to repeat it.
Sudip Banerjee
What I said was that there are three segments of customer profiles that we have now as opposed to what we used to have in the past, and this is rather earlier the maximum pipeline, most of the pipeline used to be from our existing client base, and I said the two additional features of today’s pipeline are a number of large deals which have come into the market where we are bidders in most of those instances, and also a large number of additional new customers whom we have acquired in the recent past, as we reported in the last quarter we have acquired 61 new customers, and the customer acquisition phase is the starting point and then for the next few quarters after that is the time when you actually ramp up that customer, so your pipeline is generated from the customers who are recently acquired. So that is the real difference in the composition. These are three separate components of the composition of the pipeline.
Julio C. Quinteros
Okay, perfect. One thing I wanted to just clarify, as far as organic quarter over quarter revenue growth is concerned, coming out of December and into March, I think you are suggesting 8% total, 6% is organic, 2% is acquisition related, is that correct?
Suresh Senapaty
That is right.
Julio C. Quinteros
Okay, and how does that compare versus December, just want to make sure I have the exact numbers correct.
Suresh Senapaty
December quarter the acquisition revenue was $1.3 million.
Julio C. Quinteros
So immaterial...
Suresh Senapaty
December quarter comparable growth rate was 9.9% comparable with the 6%.

Julio C. Quinteros
I guess the sort of question I am trying to hone in on is, you know, you are coming off a very good quarter as far as organic growth is concerned, the trends all seem to point in the right direction as far as volume, head account, and the stability of the industry, yet the guidance is obviously little bit lower versus what you just put together on an organic basis, why the hesitance to sort of give guidance that might be a little bit higher relative to the current performance? I don’t mean to put you...
Azim Premji
That is a very Hobson choice question in terms of an answer. If we have a good quarter and then you start us to expect even much more in the following quarter.
Julio C. Quinteros,
With Wipro we can expect more.
Azim Premji
I think we have given a guidance which we think is reasonable. Our quest is always to see whether we can do better than the guidance. I do not think you should take that for granted in terms of your model, in terms of having a reasonable approach use this in terms of your model, we will keep working to see how we can improve on it.
Julio C. Quinteros,
Got it, and finally just related to that, is there something in the nature of the work that you guys do on the testing and R&D side and telecom service provide side that might lend itself to having maybe a little more volatility and less visibility, I think it is what we have seen in the past versus you know kind of the traditional application maintenance and development work.
Azim Premji
I will let Lakshman Rao, who is our Chief Operating Officer face the question of volatility in our telecom business because telecom business is a significant part of our product engineering services business, I think it is about 55 to 60%.
A. L. Rao
In our R&D business we work in telecom and non-telecom business segments. We have integrated the entire business into one product engineering solutions business. You know, we had of course since entering the market three years back reasonably well with respect to the equipment vendors in the last couple of years. Post their restructuring, post their re-strateging of their products, we have been able to get a good junk of their new product development activities. But at that point of time we were not able to grow our service provider business. In the last one year if you see while our equipment side of the business in telecom has got matured, we have got increasingly good traction in the service provider space. So why I am telling this thing is that in the telecom because it is a little bit volatile, but because of the wide portfolio of competencies and services we offer in telecom we are able to get the average effect and then still grow. At one point of time our voice business has grown, at another point of time our broadband business has grown, and in the last one year the major growth came from our wireless competence and mobile side. Today our growth is coming from again surprisingly from the optical space we have got a good built, as well as in the service product space, specifically in the broadband services, IP enabled services, as well as the new third generation work that is going on whether it is in respect to video applications or with respect to data over IP or voice over IP. So there has been some amount of churn in different domains of the telecom business, but overall because we address almost every single segment in the telecom domain we are able to consistently attain our growth objectives.
Julio C. Quinteros,
Okay, thank you very much guys.
Moderator
Thank you. Our next question comes from the line of Anthony Miller of Arete Research, please go ahead sir.
Anthony Miller
Thanks again gentlemen. I would just like to understand a little bit about possible constraints on the supply side in your business. Firstly in terms of what skills are currently in short supply and what actions you are taking to overcome those, what the implications is for example on what you are having to pay for those skills, and secondly taking a slightly longer term view, whether you have any sense of whether there is going to be a tightening of supply on graduate recruits, say in the next recruitment cycle? Thanks.
Girish Paranjpe
Let me attempt to answer your questions. You know, bulk of the constraint on the supply side is in terms of experienced people, somewhere in the range of 6 to 10 years of experience, and that is the kind of experience profile that almost everybody is looking for, and it is only the more successful companies which have a higher brand value in the employer market, they are able to get the right sort of people, but if you ask me is there is a constraint today at the entry level in terms of engineering graduates coming out of schools, I do not see that as a constraint. Even in terms of the quality of recruits that we get, again, being among the top employers, gives us a chance to get the best candidates, plus all the investment that we have made in the last several years in terms of training people and orienting them to work into our model helps us to mould people that we have. So even looking forward let us say to the hiring season of 2006 or 2007, at least we are comfortable that we will get access to the best talent that we can get.
Anthony Miller
And do you think that will be similar starting salaries as for the current year?

Girish Paranjpe
There is some inflation creep that is bound to happen but I do not think it will be anything that will certainly impact our business margins.
Anthony Miller
Okay, thanks very much.
Sridhar
Jerry, do you have any other questions in queue.
Moderator
We have two more people in queue, and our question comes from Mayank.
Sridhar
Yeah, we will take those last two questions from those people and then we will close the call. We will take the two questions.
Moderator
Okay, our first one comes from Mayank Tandon from Janney Montgomery Scott, please go ahead sir.
Mayank Tandon
Thank you. I just wanted to followup quickly, Suresh, you had talked about the pricing, if you could just provide some more color on that in terms of was the pricing decline purely a function of mix or also I believe you said there were fewer billing days which may have impacted the number too?
Suresh Senapaty
That is right; it is clearly because of the number of days overseas, number of working days being lower overseas that this impact has been felt.
Sridhar
On a secular basis Mayank there is no drop in prices.
Mayank Tandon
And how many days in the quarter versus the last quarters in terms of onsite and offshore?

Suresh Senapaty
You know offshore pricing has generally been flat, and so far as onsite is concerned the reduction is primarily reported because of the number of working days being lower.
Mayank Tandon
Okay, and do you have the number of days that are fewer in this quarter versus last quarter?
Suresh Senapaty
Yes, it is about 1.1 day per month, which means x3 would be the reduced number compared to quarter 2.
Mayank Tandon
Okay. And finally just wanted to get your take on pricing trends going forward, you know, some of your competitions talked about 3 to 4% increases on newer deals, are you seeing that too in the market place, and when does that begin to actually help your P&L down the road?
Suresh Senapaty
Yeah, actually we discussed that in the morning session but just to recap, we said that generally we have been doing well insofar as for the fixed price projects are concerned. Some of the price increases that we have got in the last six months in some of the specified practices has been fairly decent and encouraging. The new customers are coming at a better rates, plus the change in the mix, so we think it is more like the pricing going forward short to medium term to be more stable with little bit of positive bias.
Mayank Tandon
Thank you, congratulations again.
Suresh Senapaty
Thanks you.
Sridhar
We will take the last question Jerry.
Moderator
Okay. Our final question comes from Trip Chowdhry of FTN Midwest Securities, please go ahead.

Trip Chowdhry
Thank you. A quick question, your testing business was very very strong year over year basis, I was wondering if you can provide some color in terms of the split in testing, is it custom application testing which is growing or is it package software implementation testing which is growing, or probably you may have expanded yourself into maybe security testing, any color on that will be really helpful? Thank you again.
Suresh Vaswani
I think there is growth right across all our domains insofar as testing is concerned. Traditionally we have been very strong on the engineering side, on the product engineering side, but over the last one or two years we have been focusing extremely strongly on the enterprise side of testing as well. So we are beginning to see extremely strong growth rates on our enterprise side of the business insofar as testing is concerned as well. On testing you know just to give you a little bit of a backdrop, we have invested strongly in terms of building frameworks and point solutions as a part of our solutions office, and that gives us a very strong differentiator in the market place.
Trip Chowdhry
Thank you.
Sridhar
Okay, with that we will close the call. Jerry, shall I give the closing comments.
Moderator
Yes, we have no one else in queue.
Sridhar
Okay, thank you. Thank you very much for your participation. The IR team, Lan, Jatin, and self will be available offline to answer any further questions you may have. The digitized reply will be made available from 12 noon Pacific at the dial-in numbers communicated in our press release as well as email. Thank you and good luck.
Moderator
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